October 4, 2004

Kristi Maher
First Defined Portfolio Fund L.L.C.
1001 Warrenville Road
Suite 300
Lisle, IL 60532

Re:      Blanket Bond No. 99516103B ("Bond")
         D&O/E&O Policy No. 99516103D ("Policy")

Dear Kristi:

Please be advised that we will extend your Bond and Policy to October 9, 2004. Upon your acceptance of our renewal proposals, the inception of renewal coverage will be September 21, 2004. In the event the Bond or the Policy is not renewed, you will be billed for the pro rata premium due for the extension period which shall be no greater than the pro rata premium for the current coverage.

This extension is subject to the terms, conditions and limitations of this letter and your Bond and Policy (including all riders and endorsements thereto).

In addition, this extension of D&O/E&O coverage shall not increase the Limit of Liability of the Insurer stated in Item 3 of the Declarations or in any endorsement, and the period of extension shall be part of, and not in addition to, the Policy Period.

The coverage provided by this extension letter shall expire automatically as of the date of binding of ICI Mutual renewal coverage, or October 9, 2004 at 12:01 a.m. Standard Time at the Principal address, which ever date occurs first.

Sincerely,



/s/ Maggie Sullivan
-----------------------
Underwriter